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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                                               Commission File Number 000-21673
                                                                      ---------

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F  [X] Form 10-Q
              [ ] Form N-SAR

For Period Ended: March 31, 2002
                  --------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended: ____________________________________

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  Read attached instruction sheet before preparing form. Please print or type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________


                                     PART I

                             REGISTRANT INFORMATION


Full name of registrant Agility Capital, Inc.
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Former name if applicable

__________________________________________________________________________

Address of principal executive office (Street and number)
1512 West 35th Street Cut-Off, Suite 310
City, state and zip code Austin, Texas 78731



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                                     PART II

                             RULE 12b-25 (b) AND (c)


                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed.)

         Agility Capital, Inc. (the "Company") hereby informs the Securities and Exchange Commission that the Company will be unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2002, within the time period prescribed for such filing without unreasonable effort and expense. The Company requires an extension because the Company requires additional time to evaluate their investments in Modelwire, Inc. to determine if those investments are impaired. Furthermore, increased investments in Modelwire, Inc. have depleted the Company's cash reserves and therefore management is assessing this effect on its liquidity.

                                     PART IV

                                OTHER INFORMATION


                   (1) Name and telephone number of person to contact in regard to this notification

  William O. Winsauer                    (512)          472-3600
        (Name)                        (Area code)  (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes     [ ] No



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                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                        [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         If the impairment review referenced above results in a significant impairment to the Company's investments in Modelwire, Inc., then the Company's results of operations will reflect such impairment.



                              Agility Capital, Inc
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 2002                           By /s/ William O. Winsauer
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                                                   William O. Winsauer
                                                   Chairman of the Board and
                                                   Chief Executive Officer